APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Fortress Cafe

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	4,947.05
Sales of Product Income	15,085.42
Blended Items	22,277.90
Drinks	71,348.54
Grab and Go	25,407.84
Snacks	6,370.85
Uncategorized	20,342.01
Total Sales of Product Income	**160,832.56**
Uncategorized Income	1,085.00
Total Income	**$166,864.61**
Cost of Goods Sold	
Cost of Goods Sold	38,784.14
Blended Drink Ingredients	2,253.00
Drink COGS	2,319.79
Drink Supplies	1,034.49
Total Drink COGS	**3,354.28**
Prepackaged Food	21,244.84
Resale Items	
Bags of Coffee	578.80
Total Resale Items	**578.80**
Total Cost of Goods Sold	**66,215.06**
Total Cost of Goods Sold	**$66,215.06**
GROSS PROFIT	**$100,649.55**
Expenses	
Advertising & Marketing	2,458.77
Bank Charges & Fees	565.00
Car & Truck	0.00
Contractors	656.39
Depreciation	3,360.00
Dues and Subscriptions	509.88
Insurance	2,244.06
Interest Paid	-6.46
Job Supplies	3,817.02
Machine Repair	476.23
Meals & Entertainment	365.77
Office Supplies & Software	1,823.31
Other Business Expenses	20.00

Fortress Cafe

Profit and Loss

January - December 2022

	TOTAL
Payroll Expenses	
Taxes	6,763.62
Wages	79,835.96
Total Payroll Expenses	**86,599.58**
phone	3,334.24
Rent & Lease	14,078.23
Repairs & Maintenance	2,230.01
Salaries & Wages	7,803.48
Taxes & Licenses	1,132.00
Travel	843.91
Uncategorized Expense	2,072.97
Utilities	3,765.25
Total Expenses	**$138,149.64**
NET OPERATING INCOME	**$ -37,500.09**
Other Expenses	
Other Miscellaneous Expense	567.18
Reconciliation Discrepancies	-83.66
Total Other Expenses	**$483.52**
NET OTHER INCOME	**$ -483.52**
NET INCOME	**$ -37,983.61**

Fortress Cafe

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	-5,821.47
CP FEDERAL CREDIT UNION	37,045.41
Square Card	-273,140.64
Total Bank Accounts	**$ -241,916.70**
Other Current Assets	
Uncategorized Asset	14,329.61
Undeposited Funds	343,781.83
Total Other Current Assets	**$358,111.44**
Total Current Assets	**$116,194.74**
Fixed Assets	
Accumulated Depreciation	-8,680.00
Total Fixed Assets	**$ -8,680.00**
TOTAL ASSETS	**$107,514.74**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	23,363.35
Total Accounts Payable	**$23,363.35**
Credit Cards	
Debit card	82.47
Total Credit Cards	**$82.47**
Other Current Liabilities	
Direct Deposit Payable	0.00
Hess Loan	10,570.85
Loan Payable	126,800.74
Michigan Department of Treasury Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	45,618.40
Federal Unemployment (940)	714.55
MI Income Tax	8,632.07
MI Local Tax	860.74
MI Unemployment Tax	2,187.33
OH Income Tax	-706.46
OH Local Tax	51.97
Total Payroll Liabilities	**57,358.60**
Total Other Current Liabilities	**$194,730.19**

Fortress Cafe

Balance Sheet

As of December 31, 2022

	TOTAL
Total Current Liabilities	**$218,176.01**
Total Liabilities	**$218,176.01**
Equity	
Owner's Investment	2,750.00
Owner's Pay & Personal Expenses	2,796.50
Retained Earnings	-78,224.16
Net Income	-37,983.61
Total Equity	**$ -110,661.27**
TOTAL LIABILITIES AND EQUITY	**$107,514.74**

Fortress Cafe
Income Statement - unaudited
For the periods ended 12-31-23

	Current Period
	31-Dec-23
REVENUES	
Sales	$ 279,872.05
Other Revenue	-
TOTAL REVENUES	**279,872.05**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	108,385.14
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	108,385.14
GROSS PROFIT (LOSS)	171,486.91
OPERATING EXPENSES	
Rent	3,600.00
Utilities	4,351.09
Wages	$105,299.50
Employer Tax Liability	$9,063.14
Advertising & Marketing	851.14
Bank Charges & Fees	1,105.00
Car & Truck	218.32
Contractors	60.00
Dues and Subscriptions	594.60
Insurance	4,662.92
Machine Repair	100.00
Meals & Entertainment	972.85
Office Supplies & Software	3,610.46
Payroll Expenses	
phone	4,094.66
Repairs & Maintenance	1,880.89
Square Fees	0.51
Food Licenses	1,275.00
Travel	526.26
TOTAL OPERATING EXPENSES	142,266.34

OPERATING PROFIT (LOSS)   29,220.57

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income)   -
Interest Expense   -
Income Tax Expense   -
TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ 29,220.57

Fortress Cafe
Balance Sheet - unaudited
For the period ended 12/31/23

	Current Period
	31-Dec-23
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	450.00
Accounts Receivables	1,700.00
Inventory	2,000.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	4,150.00
Fixed Assets:	
Lease Hold Improvement	12,000.00
Buildings	-
Furniture and Equipment	66,000.00
Computer Equipment	200.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	78,200.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 82,350.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	9,700.00
Sales Tax Payable	-
Payroll Liabilities	30,000.00
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		39,700.00
Long-Term Liabilities:		
Notes Payable		26,000.00
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		26,000.00
EQUITY		
Capital Stock/Partner's Equity		(43,350.00)
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		60,000.00
Net Income (Loss)		-
Total Equity		16,650.00
TOTAL LIABILITIES & EQUITY	$	**82,350.00**
Balance Sheet Check		-

I, Duncan J Bone, certify that:

1. The financial statements of Fortress Cafe LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Fortress Cafe LLC included in this Form reflects accurately the information reported on the tax return for Fortress Cafe LLC for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature   _Duncan J Bone_____

Name: Duncan J Bone_____

Title: Owner_____